SCHEDULE 14A
(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the registrant [   ]

Filed by a party other than the registrant [X]

Check the appropriate box:

[X]           Preliminary Proxy Statement.
[   ]           Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2)).
[   ]           Definitive Proxy Statement
[   ]           Definitive Additional Materials
[   ]           Soliciting Material Under Rule 14a-12.

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Telular Corporation
(Name of Registrant as Specified in Its Charter)
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Simcoe Partners, L.P.
Jeffrey Jacobowitz
Timothy Bernlohr
(Name of Person(s) Filing Proxy Statement if Other Than the Registrant)
_____________________________________________________________________________

Payment of Filing Fee (Check the appropriate box):

[X]           No fee required.

[   ]           Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

[   ]           Fee paid previously with preliminary materials.

[   ]           Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously.  Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

2

Preliminary Proxy Statement Dated January 5, 2009

2009 ANNUAL MEETING OF

SHAREHOLDERS OF TELULAR CORPORATION

PROXY STATEMENT
OF
SIMCOE PARTNERS, L.P.

This proxy statement and the enclosed [BLUE] proxy card are being furnished to you, the holders of shares of common stock of Telular Corporation , a Delaware corporation, in connection with the solicitation by Simcoe Partners, L.P. of proxies for use at the 2009 annual meeting of shareholders of Telular Corporation scheduled to be held on February 3, 2009, and at any adjournments or postponements of the meeting.  Telular Corporation is referred to in this proxy statement as the Company, and Simcoe Partners, L.P. is referred to as Simcoe.  Simcoe and Jeffrey Jacobowitz, who indirectly controls Simcoe, together own 950,000 shares, or approximately 5.1%, of the Company’s common stock.   We believe that we are the single largest holder of outstanding shares of the Company’s stock.  Our interests are squarely aligned with those of our fellow shareholders. Our only goal is to maximize value for all shareholders, in which we expect to share proportionately.

Simcoe is nominating for election two directors, Jeffrey Jacobowitz and Timothy Bernlohr, to serve until the Company’s 2010 annual meeting and until their successors are elected and qualified.

Simcoe is soliciting proxies to elect Messrs. Jacobowitz and Bernlohr.  If elected, they will constitute two of the seven directors on the Board of Directors of the Company.  Unless contrary instruction is given, Simcoe’s proxies will also vote for all of the Company nominees other than the two Company nominees indicated below.

Simcoe is soliciting your vote on its nominees so that the Company’s board will include directors who represent shareholders with a substantial interest in the Company.  We believe that it is important for shareholders with substantial ownership to be represented on the board, because their interests are most closely aligned with shareholders generally.   According to the Company’s proxy statement dated January 2, 2009, all of the seven directors nominated by the Company collectively own less than 1.1% of the outstanding shares excluding options.

As we set out in this proxy statement, the Simcoe nominees together have extensive backgrounds in management , accounting and finance .  Simcoe believes its nominees will bring to the board the independent judgment and experience that shareholders can trust.  Most importantly, as representatives of Simcoe, they will bring to the board a shareholder perspective that will be applied disinterestedly in the interests of all shareholders.

See “Information About Simcoe” and “Election of Directors” for information about Simcoe and its nominees.

Simcoe recommends that you vote to elect each of Simcoe’s two nominees.  Vote the enclosed [BLUE] proxy card.

Simcoe represents that its proxies will vote for all of the Company’s nominees other than the two nominees specified below. However, to vote FOR the Simcoe nominees, you must sign, complete and return the proxy card that we are furnishing to you or, if your shares are held by a bank or broker, instruct your bank or broker to vote your shares for the nominees of Simcoe on your behalf.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES OF COMMON STOCK YOU OWN.  SIMCOE URGES YOU TO MARK, SIGN, DATE AND RETURN THE ENCLOSED [BLUE] PROXY CARD PROMPTLY IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH BELOW.  PLEASE DO NOT SIGN ANY PROXY CARD YOU MAY RECEIVE FROM THE COMPANY.

You are urged to mark, sign and date the enclosed [BLUE] proxy card and return it in the enclosed envelope whether or not you plan to attend the 2009 annual meeting.  If you need assistance voting your shares of common stock, please call Simcoe’s proxy solicitor, D. F. King & Co., Inc., toll-free at (800) 488-8035 or, if you are a bank or broker, please call collect at (212) 269-5550.

If you have already sent in the Company’s [white] proxy card and wish to change your vote, you have every legal right to do so.  Please sign, date and mail the enclosed [BLUE] proxy card. Only your last dated and signed proxy card will count.

This proxy statement and the accompanying [BLUE] proxy card are first being furnished to the Company’s shareholders on or about January , 2009.

SIMCOE’S REASONS FOR SEEKING

ELECTION OF ITS NOMINEES

At the annual meeting, the Company is proposing to re-elect its seven incumbent directors to serve until the 2010 annual meeting of shareholders.  Simcoe is soliciting proxies to elect two of its representatives to the board, so that there will be representation on the board of a shareholder with a significant ownership stake in the Company, whose interests are directly aligned with all other shareholders.

The Simcoe Platform

Simcoe is focused on the goal of maximizing shareholder value.  Simcoe believes that an owner’s perspective is needed on the board of directors to promote shareholder value because—

•	the Company has reported net losses in 14 of its 15 years as a public company. Cumulatively, since becoming public in January 1994, the Company has lost approximately $130 million.

•
the Company’s share price has declined from its split adjusted price of $80 per share at its IPO in January 1994 to its current price of approximately $1.50 today—a decline of over 98%. shareholders ’ equity per share has declined from $10.07 at September 30, 1994 to $2.10 at September 30, 2008, a decline of 79%.

•
In 2008, Telular shares declined 81%, compared with a decline of 34 % in the Russell 2000 index during the same period.  At this point, the Company’s stock trades below its net working capital per share of $1.90, which means that the market ascribes a value of less than zero to the Company’s operating businesses.

•	according to the Company’s proxy statement, all of the seven Company nominees in the aggregate own less than 1.1% of the outstanding shares excluding options.

If elected, the Simcoe nominees expect to advocate:

•	taking advantage of the Company’s strong cash position and cash flow from operations to aggressively repurchase shares and to consider paying an ongoing cash dividend to shareholders;

•	adopting an extremely cautious approach to acquisition activity, given the Company’s history of operating losses; and

•
exploring strategic alternatives for the Company that under the right circumstances, at the right time and for the right price could bring greater value to shareholders than operating the Company as a standalone public company, although the Simcoe nominees have no current plan or proposal for a sale of the Company.

 The directors nominated by Simcoe intend to pursue these objectives, subject to the exercise of each director’s fiduciary duties.

The Simcoe Nominees

Simcoe believes that its nominees have the background, talent and experience to effectively promote and implement their platform.  The Simcoe slate consists of:

•
Jeffrey Jacobowitz, who brings nearly 15 years of finance and accounting experience as a portfolio manager, analyst, consultant, accountant and auditor at a number of investment management firms and with a leading global accounting firm.

•	Timothy Bernlohr, who brings over 25 years of operating and finance experience as CEO, consultant and board member at numerous multinational corporations.

For additional information concerning the Simcoe nominees, see “ Election of Directors— the Simcoe Nominees” below.

BACKGROUND OF THE PROXY SOLICITATION

Simcoe began accumulating shares of the Company in May 2008.

From time to time since May 2008, Mr. Jacobowitz of Simcoe has had discussions with Joseph E. Beatty, the Company’s president and chief executive officer, concerning the Company and its strategic direction.

On November 19th, 2008, Mr. Jacobowitz telephoned the company’s Chairman John Berndt and informed him that Simcoe owned in excess of 5% of the Company’s shares outstanding and would be filing a Schedule 13D.  Among other things, Mr. Jacobowitz informed Mr. Berndt that Simcoe was requesting representation on the Company’s board of directors, no later than at the Company’s 2009 annual meeting.

On December 1, 2008, Simcoe and Mr. Jacobowitz filed a Schedule 13D with respect to the Company’s shares.

Thereafter, Mr. Jacobowitz continued his conversations with Messrs. Berndt and Beatty concerning Simcoe’s request for board representation.  Mr. Jacobowitz was also directed to Larry Barker, Chairman of the Company’s Nominating and Governance Committee.

On December 11, 2008, as requested, Mr. Jacobowitz sent an e-mail to Mr. Barker reiterating Simcoe’s request for board representation, enclosing biographical materials on Mr. Jacobowitz and Mr. Bernlohr and agreeing that Messrs. Jacobowitz and Bernlohr would make themselves available promptly to the committee in person or by telephone.  Mr. Jacobowitz indicated that if Simcoe could not come to an agreement with the committee on the nominations, Simcoe anticipated that it would go directly to shareholders with a proxy solicitation to elect its nominees.

Mr. Jacobowitz was subsequently informed that Simcoe’s request would be considered by the Company’s full board at a meeting to be held on December 19, 2008.

Following the board meeting, Mr. Jacobowitz was called by Messrs. Berndt and Beatty, who informed him that the board had rejected Simcoe’s request for representation.  Mr. Berndt offered Simcoe representation on a shareholder advisory body that would receive certain non-public information concerning the Company, but whose members would not be directors.

In a follow up conversation on December 22nd Mr. Jacobowitz informed Mr. Berndt and Mr. Beatty that this proposal was not acceptable to Simcoe.

INFORMATION ABOUT SIMCOE

Simcoe is a Delaware limited partnership that is engaged in investment activities, including the purchase of marketable and non-marketable securities, primarily in undervalued publicly traded small capitalization companies .  Simcoe Management Company, LLC is the general partner of Simcoe and Mr. Jacobowitz is the manager of Simcoe Management.  The business address of Simcoe, Simcoe Management and Mr. Jacobowitz is 52 Vanderbilt Avenue, 4th Floor, New York, NY 10017.

As of the date of this proxy statement, Simcoe owns beneficially, but not of record, 900,000 shares of common stock of the Company's outstanding stock, and Mr. Jacobowitz owns an additional 50,000 shares, in the aggregate representing approximately 5.1% of the outstanding shares.  See Appendix I for information concerning the purchase of the Company’s shares by Simcoe and its affiliates.

Additional information about Simcoe and the nominees, including information regarding their beneficial ownership of common stock, is set forth under “Election of Directors.”

ELECTION OF DIRECTORS

According to the Company’s proxy materials, the only proposals that will be presented at the 2009 annual meeting will be the election of directors.

Simcoe is soliciting proxies from the holders of shares of the Company’s common stock to elect two nominees to the Company’s board at the 2009 annual meeting.  Simcoe recommends that shareholders vote FOR the election of its nominees on Simcoe’s [BLUE] proxy card.

The election of directors requires a plurality of the votes cast in the election.  See “Voting Procedures” below.

If the [BLUE] proxy card of Simcoe is signed but no direction is given with respect to the vote on the proposal, Simcoe will cause the shares represented by that proxy card to be voted FOR the election of the two Simcoe nominees.  Simcoe will also cause the shares to be voted for all of the Company nominees other than the two nominees indicated below.

The Simcoe Nominees

Simcoe is proposing for election as directors Jeffrey Jacobowitz and Timothy Bernlohr.

Each of Simcoe’s nominees has consented to being named herein as a nominee for director of the Company and has agreed to stand for election as a director.

Set forth below are the name, age, present principal occupation, employment history and directorships of each of the Simcoe nominees for at least the past five years.  This information has been furnished to Simcoe by the respective nominees.  Each of the nominees is at least 18 years of age. None of the entities referenced below is a parent or subsidiary of the Company.

Jeffrey Jacobowitz, age 39, is the founder and managing Partner of Simcoe.   Mr. Jacobowitz has also been since 2002 an analyst and registered representative with Robotti & Company where he serves as an advisor to a number of prominent investment management firms in the United States and Canada.  In his role as an advisor, Mr. Jacobowitz performs extensive operational due diligence and financial statement analysis on companies in a wide range of industries.  From 1999 to 2002 Mr. Jacobowitz was an analyst with Naples, Florida based Private Capital Management.  From 1996 to 1999, Mr. Jacobowitz was an analyst and registered representative with Robotti & Company.  Prior to that Mr. Jacobowitz was a Senior Accountant with Deloitte & Touche LLP.  Mr. Jacobowitz is a graduate of the University of Maryland (UMBC) and is a Certified Public Accountant.

Timothy Bernlohr, age 48, is the founder and managing member since 2005 of TJB Management Consulting, LLC which specializes in providing project specific consulting services to businesses in transformation, including restructurings, interim executive management, and strategic planning services.  Mr. Bernlohr is the former President and CEO of RBX Industries, Inc., a manufacturer of plastic and rubber materials for the construction, automotive and industrial markets.  Prior to joining RBX in 1997, Mr. Bernlohr spent 16 years in the International and Industry Products divisions of Armstrong World Industries where he served in a variety of management positions.  Mr. Bernlohr also serves as chairman of the board of directors of The Manischewitz Company and its affiliates (kosher foods), and as a director of Zemex Minerals Inc. (mining), Cadence Innovation (automotive), Nybron Flooring International (wood flooring), Atlas Air Worldwide Holdings (air cargo), Trident Resources Corporation (natural gas), General Insulation Co. Inc. (building materials distribution), Bally Total Fitness (health clubs), and BHM Technologies of Ionia, MI (automotive).  Mr. Bernlohr is a graduate of Penn State University.

See “Information About Simcoe” for Mr. Jacobowitz’s business address.  Mr. Bernlohr’s business address is 4 Aldan’s Way, Newton, Pennsylvania 18940.

Share Ownership

The following table sets forth certain information concerning ownership of shares of the Company by the Simcoe nominees.

Simcoe Nominee	Number of Shares Beneficially Owned	Percentage Ownership
Jeffrey Jacobowitz (1)	950,000	5.1%
Timothy Bernlohr	-	-
____________________

(1)
Represents 900,000 held by Simcoe, of which Mr. Jacobowitz serves as manger of its general partner and as to which he disclaims beneficial ownership except to the extent of his financial interest, and 50,000 shares held jointly by Mr. Jacobowitz and his wife.

Both of Simcoe’s nominees are citizens of the United States.

Other

Except as set forth in this proxy statement, to the best knowledge of Simcoe, none of Simcoe, any of the persons participating in this proxy solicitation on behalf of Simcoe, Simcoe’s nominees and, with respect to items (i), (vii) and (viii) of this paragraph, any associate (within the meaning of Rule 14a-1 of the Securities Exchange Act of 1934) of the foregoing persons (i) owns beneficially, directly or indirectly, any securities of the Company, (ii) owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company, (iii) owns any securities of the Company of record but not beneficially, (iv) has purchased or sold any securities of the Company within the past two years, (v) has incurred indebtedness for the purpose of acquiring or holding securities of the Company, (vi) is or has within the past year been a party to any contract, arrangement or understanding with respect to any securities of the Company, (vii) since the beginning of the Company’s last fiscal year has been indebted to the Company or any of its subsidiaries in excess of $60,000 or (viii) has any arrangement or understanding with respect to future employment by the Company or with respect to any future transactions to which the Company or any of its affiliates will or may be a party.  In addition, except as set forth in this proxy statement, to the best knowledge of Simcoe, none of Simcoe, any of the persons participating in this proxy solicitation on behalf of Simcoe, Simcoe’s nominees and any associates of the foregoing persons, has had or is to have a direct or indirect material interest in any transaction or proposed transaction with the Company in which the amount involved exceeds $120,000, since the beginning of the Company’s last fiscal year.

Except as set forth in this proxy statement, to the best knowledge of Simcoe, none of Simcoe’s nominees, since the beginning of the Company’s last fiscal year, has been affiliated with (i) any entity that made or received, or during the Company’s current fiscal year proposes to make or receive, payments to or from the Company or its subsidiaries for property or services in excess of five percent of either the Company’s or such entity’s consolidated gross revenues for its last full fiscal year, or (ii) any entity to which the Company or its subsidiaries were indebted at the end of the Company’s last full fiscal year in an aggregate amount exceeding five percent of the Company’s total consolidated assets at the end of such year.  None of Simcoe’s nominees is, or during the Company’s last fiscal year has been, affiliated with any law or investment banking firm that has performed or proposes to perform services for the Company.

To the best knowledge of Simcoe, none of the corporations or organizations in which Simcoe’s nominees have conducted their principal occupation or employment was a parent, subsidiary or other affiliate of the Company, and Simcoe’s nominees do not hold any employment position or office with the Company or have any family relationship with any executive officer or director of the Company or have been involved in any proceedings, legal or otherwise, of the type required to be disclosed by the rules governing this solicitation.

Company nominees

According to the Company’s proxy statement, the Company’s board intends to nominate seven candidates for election as directors at the 2009 annual meeting.  Simcoe represents that its proxies will vote for all of the Company nominees other than John E. Berndt and Larry J. Ford.  The two Company nominees who are excluded have served the longest on the board, and Simcoe believes that they should be held most accountable for the Company's negative performance over the years.  Also, under applicable proxy rules we are required either to solicit proxies only for the Simcoe nominees, which could result in limiting the ability of shareholders to fully exercise their voting rights with respect to the Company’s nominees, or to solicit proxies to vote in the aggregate for the number of director positions subject to election, including all of the Company nominees other than those we specify.  We have chosen the latter course to enable a shareholder who desires to vote for the Simcoe nominees to vote for a full slate of seven directors.  Simcoe’s [BLUE] proxy card provides a means for you to withhold authority to vote for any other Company nominee by writing the name of that nominee on the form of the proxy.

You should refer to the Company’s proxy statement and form of proxy for the background, qualifications and other information concerning the Company nominees.  There is no assurance that any of the Company nominees will agree to serve as directors if the Simcoe nominees are elected.

SOLICITATION OF PROXIES

Simcoe has retained D.F. King & Co., Inc. (“D. F. King”) to act as an advisor and to provide solicitation services for a fee estimated not to exceed $20,000, plus expenses.  Simcoe also agreed to indemnify D. F. King against certain liabilities, including liabilities arising under the federal securities laws.  D. F. King has informed Simcoe that it intends to employ approximately 25 persons to solicit proxies.

Banks, brokerage houses and other custodians, nominees and fiduciaries will be requested to forward the proxy materials to the beneficial owners of shares of common stock for which they hold of record and Simcoe will reimburse them for their reasonable out-of-pocket expenses.

The expenses related directly to this proxy solicitation are expected to aggregate approximately $75,000 and will be borne by Simcoe.  These expenses include fees and expenses for attorneys, proxy solicitors, printing, postage, filing expenses and other costs incidental to the solicitation.  Of this estimated amount, approximately $ 27,500 has been spent to date.  The actual costs and expenses could be materially different than the estimated amounts and, in particular, could be substantially higher if for any reason litigation is instituted in connection with the matters related to this proxy statement.

The purpose of the proposal in this proxy statement is to advance the interests of all the Company’s shareholders.  Therefore, Simcoe believes that its expenses related to this proxy solicitation should be borne by the Company and it intends to seek reimbursement of such expenses from the Company whether or not this proxy solicitation is successful.  The question of reimbursement of the expenses of Simcoe by the Company will not be submitted to a shareholder vote.

If you have any questions about this proxy solicitation or voting your shares or require assistance, please contact:

D.F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, NY 10005

Call Toll-Free: l-800-488-8035
Banks and Brokerage Firms Call Collect: 212-269-5550
E-mail: telular@dfking.com

OTHER MATTERS

This proxy solicitation is being made by Simcoe and not on behalf of the board of directors or management of the Company.  Simcoe is not aware of any other matters to be brought before the Company’s 2009 annual meeting, except as set forth herein.  Should other matters be brought before the 2009 annual meeting, by having signed and returned the enclosed [BLUE] proxy card, you will have authorized the persons named as proxies in the enclosed [BLUE] proxy card to vote on all such matters in their discretion.

INFORMATION REGARDING THE COMPANY

The Company’s filings with the SEC contain information regarding (1) financial information of the Company; (2) securities ownership of certain beneficial owners and management of the Company; (3) the committees of the board of directors; (4) the meetings of the board of directors and all committees thereof; (5) the business background and employment biographies of the Company’s nominees for election to the board of directors; (6) the compensation and remuneration paid and payable to the Company’s directors and management; and (7) the deadline for submitting shareholder proposals for the Company’s 2010 annual meeting.  Shareholders are referred to the Company’s filings for this information.

The information concerning the Company contained in this proxy statement has been taken from or is based upon documents and records on file with the SEC and other publicly available information.  Simcoe has no knowledge that would indicate that statements relating to the Company contained in this proxy statement in reliance upon publicly available information are inaccurate or incomplete.

VOTING PROCEDURES

Who is entitled to vote?

If the Company’s stock records show that you are a shareholder as of the close of business on December 8, 2008, the record date for the 2009 annual meeting, you are entitled to vote the shares of common stock that you held on such date.  Even if you sell your shares after the record date for the 2009 annual meeting, you will retain the right to execute a proxy in connection with the 2009 annual meeting.  Each outstanding share of common stock entitles its holder to cast one vote for each matter to be voted upon.

Can I attend the meeting?

All shareholders of record of the Company’s common stock at the close of business on the record date for the 2009 annual meeting, or their designated proxies, are authorized to attend the 2009 annual meeting.  If your shares are held of record by a bank, broker or other nominee, you will need to obtain a “legal proxy” form from your bank or broker if you wish to vote at the 2009 annual meeting.

What constitutes a quorum?  How will abstentions and broker non-votes be counted?

The holders of a majority of the Company’s common stock outstanding and entitled to vote, present in person or represented by proxy, will constitute a quorum at the 2009 annual meeting.  The election inspectors will treat abstentions as shares that are present and entitled to vote for purposes of determining whether a quorum is present.  Shares as to which voting instructions are given as to at least one of the non-procedural matters to be voted on, or as to which the nominee has the discretion to vote on at least one of the non-procedural matters presented at the 2009 annual meeting, will be deemed to be represented at the meeting and be counted for purposes of determining whether a quorum is present, even if the nominee may not exercise discretionary voting power with respect to other matters and voting instructions have not been received from the beneficial owner with respect to such other matters (a “broker non-vote”).

Broker non-votes and abstentions will not be counted as votes for, nor the withholding of authority for, the election of our director nominees and will have no effect on the proposal to elect directors.

How do I vote?

Voting by proxy for holders of shares registered directly in the name of the shareholder.  If you hold your shares in your own name as a holder of record, you may vote your shares by marking, signing, dating and mailing the [BLUE] proxy card in the postage-paid envelope that has been provided to you by Simcoe.  To vote your shares in accordance with your instructions at the 2009 annual meeting, we must receive your proxy as soon as possible but, in any event, prior to the 2009 annual meeting.

Voting by proxy for holders of shares registered in the name of a brokerage firm or bank.  If your shares are held by a broker, bank or other nominee (i.e., in “street name”), only your bank or broker can give a proxy with respect to your shares.  You should receive a proxy card from your bank or broker which you must return in the envelope provided in order to have your shares voted or follow the instructions for voting by telephone or internet on your proxy card.  If you have not received a proxy card from your bank or broker, you may contact it directly to provide it with instructions on how you wish to vote.  If you need assistance in dealing with your bank or broker, please contact D.F. King & Co., Inc.

Vote in person.  If you are a registered shareholder and attend the 2009 annual meeting, you may vote in person by completing a ballot provided for this purpose at the meeting.  You may also deliver your completed [BLUE] proxy card at the meeting to a representative of Simcoe.  “Street name” shareholders who wish to vote at the 2009 annual meeting will need to obtain a “legal proxy” form from the broker, bank or other nominee that holds their shares of record and must bring that document to the meeting in order to vote in person at the 2009 annual meeting.  If you need assistance, please contact D.F. King & Co., Inc.

What should I do if I receive a proxy card which is not [BLUE]?

If you submit a proxy to us by signing and returning the enclosed [BLUE] proxy card, do NOT sign or return the proxy card or follow any voting instructions provided by the Company’s board of directors unless you intend to change your vote, because only your latest-dated proxy will be counted.

Can I revoke my proxy instructions?

You may revoke your proxy at any time before it has been exercised by:

•	submitting a written revocation, which is dated a later date than your proxy, with the Corporate Secretary of the Company;

•	submitting a duly executed proxy bearing a later date with the Corporate Secretary of the Company; or

•
appearing in person and voting by ballot at the 2009 annual meeting as described above under “How do I vote?—Vote in Person” (simply attending the meeting will not, by itself, constitute revocation of a proxy).

Any shareholder of record as of the record date of the 2009 annual meeting attending the 2009 annual meeting may vote in person whether or not a proxy has been previously given, but the presence (without further action) of a shareholder at the 2009 annual meeting will NOT constitute revocation of a previously given proxy.

If you choose to revoke a proxy by giving written notice or a later-dated proxy to the Corporate Secretary of the Company, we would appreciate if you would assist us in representing the interests of shareholders on an informed basis by sending us a copy of your revocation or proxy or by calling D.F. King & Co., Inc., toll free at l-800-488-8035.  Banks and brokers may call collect at 212-269-5550. Remember, your latest-dated proxy is the only one that counts.

Will other matters be voted on at the annual meeting?

We are not now aware of any matters to be presented at the 2009 annual meeting other than the election of directors.  If any other matters not described in the proxy statement are properly presented at the 2009 annual meeting, including matters incidental to the conduct of the 2009 annual meeting, proxies will be voted in accordance with the best judgment of the proxy holders.

If I plan to attend the annual meeting, should I still submit a proxy?

Whether you plan to attend the 2009 annual meeting or not, we urge you to submit a proxy.  Returning the enclosed [BLUE] proxy card will not affect your right to attend the 2009 annual meeting.

How will my shares be voted?

If you give a proxy on the accompanying [BLUE] proxy card, your shares will be voted as you direct.  Shares as to which a proxy is submitted to us without instructions will be voted in favor of the election of the two nominees of Simcoe.

In addition, if you do not instruct us otherwise, your shares will be voted for the all of the Company nominees except John E. Berndt and Larry J. Ford.  Simcoe’s [BLUE] proxy card provides a means for you to withhold authority to vote for any other Company nominee by writing the name of that nominee on the form of the proxy

Submitting a [BLUE] proxy card will entitle our representatives to vote your shares in accordance with their discretion on matters not described in this proxy statement that may arise at the 2009 annual meeting, including matters incident to the conduct of the 2009 annual meeting.  Unless a proxy specifies otherwise, it will be presumed to relate to all shares held of record on the record date for the 2009 annual meeting by the person who submitted it.

How can I receive more information?

If you have any questions about giving your proxy or about our solicitation, or if you require assistance, please call toll free l-800-488-8035.  Banks and brokers may call collect at 212-269-5550.

Your vote is important.  No matter how many or how few shares you own, please vote  to elect Simcoe’s nominees by marking, signing, dating and mailing the enclosed [BLUE] proxy card promptly.

SIMCOE PARTNERS, L.P.

January , 2009

APPENDIX I

The following table indicates the date of each purchase of the Company’s shares by Simcoe and its affiliates, together with the number of shares purchased.  Except as indicated, neither Simcoe nor its affiliates have engaged in any transactions in the shares of the Company within the last two years.

Simcoe Partners, L.P.

Date	Number of Shares

11/19/2008	11,975
11/12/2008	230,000
11/4/2008	247,250
11/3/2008	10,900
10/31/2008	2,315
10/30/2008	1,690
10/29/2008	6,000
10/28/2008	1,176
10/27/2008	3,100
10/23/2008	87,900
10/20/2008	7,695
9/29/2008	5,000
9/26/2008	4,000
9/25/2008	899
7/24/2008	13,231
7/23/2008	2,738
7/18/2008	13,131
7/16/2008	1,000
7/15/2008	29,473
7/14/2008	13,900
7/11/2008	1,100
7/10/2008	25,527
6/11/2008	13,300
6/9/2008	16,500
6/6/2008	200
6/2/2008	7,387
5/30/2008	11,813
5/29/2008	77,700
5/28/2008	17,100
5/27/2008	16,000
5/15/2008	2,500
5/14/2008	17,500

Jeffrey & Elisheva Jacobowitz

Date	Number of Shares
11/12/2008	20,000
7/28/2008	20,000
7/8/2008	8,300
7/7/2008	1,700

TELULAR CORPORATION

FORM OF PROXY SOLICITED ON BEHALF OF
SIMCOE PARTNERS, L.P.

The undersigned shareholder of Telular Corporation, a Delaware corporation (the “Company”), on December 8, 2008 (the “record date”), hereby appoints Jeffrey Jacobowitz or Timothy Bernlohr or either of them, each with full power of substitution, to act as proxies for the undersigned, and to vote all shares of common stock, with no par value, of the Company, which the undersigned would be entitled to vote if personally present at the 2009 annual meeting of Shareholders of the Company to be held on February 3, 2009, and at any and all postponements and adjournments thereof as indicated on this proxy.   This proxy will also be voted at the discretion of the proxy holders upon such other business as may properly come before the meeting.

If you sign, date and return this card without indicating your vote on the following proposal , you will be deemed to have voted in the election of directors as set forth below.  If you vote or abstain with respect to the following proposal, this proxy card will revoke any previously executed revocation of proxy with respect to such proposal .

Sign, Date and Mail Your Proxy Today

(continued and to be signed on the reverse side)

[X] PLEASE MARK VOTES AS IN THIS EXAMPLE.

SIMCOE STRONGLY RECOMMENDS THAT
SHAREHOLDERS VOTE IN FAVOR OF THE SIMCOE NOMINEES

Election of Jeffrey Jacobowitz and Timothy Bernlohr as Directors with Terms Expiring in 2010.

FOR [    ]                      WITHHOLD [    ]

Simcoe represents that its proxies will also vote for the persons who have been nominated by the Company to serve as directors, other than the Company nominees listed below.  You may withhold authority to vote for one or more other Company nominees by writing the name of the nominee(s) below. You should refer to the proxy statement and form of proxy distributed by the Company for the names, background, qualifications and other information concerning the Company nominees.  There is no assurance that any of the Company nominees will serve as directors if the Simcoe nominees are elected to the board.

The Company nominees with respect to whom Simcoe is NOT seeking authority to vote for and WILL NOT exercise any such authority are John E. Berndt and Larry J. Ford.

Write in below the names of any additional Company nominee(s) for which authority to vote is withheld:

IMPORTANT: THIS PROXY MUST BE SIGNED TO BE VALID.  PLEASE RETURN THIS PROXY CARD PROMPTLY!

Dated:

___________________________

___________________________
Signature:

___________________________
Signature (if held jointly):

___________________________
Title or Authority

Please sign exactly as name appears hereon.  If shares are registered in more than one name, the signature of all such persons should be provided.  A corporation should sign in its full corporate name by a duly authorized officer, stating his or her title.  Trustees, guardians, executors and administrators should sign in their official capacity, giving their full title as such.  If a partnership, please sign in the partnership name by an authorized person.  The proxy card votes all shares in all capacities.

PLEASE MARK, SIGN AND DATE THIS PROXY BEFORE MAILING THE PROXY IN THE ENCLOSED ENVELOPE.